Exhibit 99.1

Barclays Investor Tour

Barclays Investor Tour

March 12, 2014

CORPORATE PARTICIPANTS

N. R. Narayana Murthy

Founder, Executive Chairman of the Board

S. D. Shibulal

Chief Executive Officer & Managing Director

Rajiv Bansal

Chief Financial Officer

investors

Sunil Singhania

Reliance Mutual Fund

Deven Sangoi

Birla Sunlife Insurance

Amol Gupte

Capital Group

Vinay Kulkarni

HDFC Mutual Fund

Avnish

Barclays

Kunal Sangoi

Birla Sun Life Mutual Fund

Moderator

Good afternoon, everyone and welcome to Infosys. We are indeed honored and delighted that you could make it. The way we will structure today’s session is that our Chairman – N. R. Narayana Murthy will give you some opening remarks that will be followed by Mr. Shibu talking about the business and subsequently we will open it up for Q&A. With that I would like to pass it on to Mr. Murthy.

N. R. Narayana Murthy

First of all, good afternoon, and welcome to every one of you. It is an absolute pleasure to welcome you all and to interact with every one of you. We are very-very grateful to you people for taking time off from your busy schedules and coming to see us here at Infosys. Of course, a special thanks to the Barclays team for providing this opportunity of interaction with you people.

I will talk about the “Strategic Priorities” of Infosys and the “Three-Year Plan” that I set out with when I came back to Infosys in June 2013. I will also try and address ‘Some of the Areas’ that investors have been focused on in the recent past. Our vision and our desire have always been to be a globally respected corporation that provides best-of-breed business solutions, leveraging technology, delivered by best-in-class professionals. The byline of the Corporation ‘Powered by intellect, driven by values’, communicates this vision and this desire in a very elegant manner.

As I have said several times before and I say it again, we are not very happy with our performance over the last two years; in the Financial Year 2012-13, our growth rate was about 5.8% compared to the 11% for the Indian Software industry. Of course, there was one company lower than us, but that’s not much relief for the company that was time-and-again, year-after-year voted as “The Best Managed Company”, “The Most Respected Company”, “The Best in Governance”, etc.” During the current year, we expect somewhere between 11.5% and 12% in our revenue growth, much more like 11.5% compared to what has been proclaimed as the industry growth rate by NASSCOM to be about 13%.

The second matter of concern for us has been coming down of our operating margin which was 29.5% in FY11 and as of date it is 23.5% for the current year; however, it went up to 25% during the third quarter of the current financial year. This has to be looked at in the context that the rupee was somewhere around 44/$ as of 31st March 2011, and then it went to somewhere around 54/$ or 55/$ as of 31st March 2013, and in fact it went down to 62/$ or so as of 30th September 2013. Given that about 48% of our revenues get translated to Indian Rupees, therefore, given that there was a devaluation of approximately about 25% in the rupee/dollar exchange rate, we should have added approximately about 12% to our operating margin. So therefore, under normal circumstances, our operating margins should have been 41.5%, but it ended up as 23.5% as of date and that means it is a drop of approximately about 45%. So therefore, on the one hand the revenue growth went down by 77%, and the margin growth went down by 45% during the period 31st March 2011 and 31st March 2013. These are matters of deep concern for us as much as it is for you people. Therefore, we have set about an ‘Action Plan’ to move towards better growth rate and better margins.

At this point in time, I must make it very-very clear that there is absolutely nothing wrong with Infosys 3.0, where we could have done a better job is in executing that strategy. We said ‘Infosys 3.0’ is all about ‘Three Strategic Imperatives:’ First, deriving as much revenue as possible from large consulting-led transformational projects which everybody in the industry all over the world has been aspiring to.

Second, to delink revenues from person month efforts using Products, Platforms and Solutions. As you people know, given the requirements of infrastructure growth, given the requirements of hiring large pool of talent, every worthwhile company in the world would aspire to do this – that is they want to delink revenues from person month effort. So there is nothing wrong with the second.

The Third Tenet of our strategy is to accept the adage that market determines the price, and therefore the company has to determine the cost in a very competitive market that exists for large outsourced projects. In the first stream, our revenue last year was 33% – the highest in the industry – I am told that the next one is around 18%. So therefore that part of the strategy works very well.

The Second Tenet of our strategy which is “Products, Platforms and Solutions” clocked about 5.5-6% of our revenue, which includes Finacle. So therefore, this tenet of the strategy is still in its infancy and will take some time to fructify, but it is moving in the right direction.

It is in the third tenet of our strategy that we need to focus more as our growth rate went down because we were not as focused on large outsourcing projects which are highly competitive and which require us to improve our cost base. So therefore, while this strategy was perfectly alright, the execution of the third part of the strategy is where we are now focusing more and more.

Therefore, since June of last year, we have taken up ‘Three Initiatives’ which as I have pointed out several times before will take about three years before we can see visible results:

First is ‘Cost Rationalization/Cost Optimization.’ We believe that for us to be effective, in enhancing our opportunities in the third tenet of our strategy, we have to become more cost competitive, therefore we have to reduce our costs, which have gone out of control. It will take anywhere from 6-18 months before we can see visible results. The good thing with this is that it has already started providing some visible results, and as we announced last quarter, our operating margin went to 25%, in other words increase of 1.5%, that is a reasonable progress.

The ‘Second Action Item’ that we have taken up is “Improving sales effectiveness, improving the quality of our proposals, hiring a large number of people who can beat the pavement, building new systems, processes and metrics, building in a sense of meritocracy in measuring the performances of sales people, strengthening our foundation in picking bigger opportunities in the cost competitive outsourcing areas.” All these things will take 9-21 months, in other words, we will start seeing visible results hopefully by the 1st Quarter of FY’15-16, but it would be 2nd or 3rd Quarter.

The Third Area that I outlined on June 15 when I gave my AGM speech was in ‘Improving our software delivery effectiveness’. We are moving from our earlier focus on project-based performance, purely team-based performance, to both team and individual-based performance so that we can recognize and reward high performers. Therefore, there is tremendous focus on measuring and improving individual productivity. We are reenergizing our employees as well as the leadership in bringing a better focus on meritocracy, with a strong focus on improving the quality of hiring, quality of training, and in retaining the top talent. As I said on June 15th last year, this is the toughest problem because this impacts 150,000 employees, therefore, it will take anywhere from 18-36 months and therefore we will hopefully start seeing visible signs of impact of this initiative from Q3 of FY15-16. So therefore, there is nothing that has changed between what I mentioned on June 15, 2013 and what I am mentioning today, and we believe we are on the right path, we believe that we will move towards our aspiration of becoming the ‘Most Desirable Company’ from the perspective of everyone of our stakeholders.

Let me get to another issue which has been raised several times; I discussed this earlier too, that is the ‘Management Exits.’ First of all this company, thanks to its leadership institute, in fact we are the first one in the entire country in any sector to start a Leadership Institute, we have three-tiers of leaders, and there is a lot of focus on training them. So therefore, I must categorically say that we have a considerable depth of leadership available within Infosys.

Second, we conducted a survey amongst our customers and we were very-very pleased to note that almost 100% of our customers said that the quality of our software delivery, the level of our service response, the speed of our response – none of these have been impacted by these exits.

Third, baring a few exceptions, by and large most of the people that left us were not adding critical value to the company. We wish them best, we want them to succeed, because at the end of the day, they were part of this wonderful journey. There were times when they added significant value to the company, therefore, they will always remain our friends and we want them to succeed, we want them to be happy wherever they are.

Now, the final issue is the “CEO Succession.” Mr. Shibulal is completing his 60th year sometime on March 5th or so next year 2015. So therefore, we will ensure that there is a new CEO in place by that date. We will ensure that the new CEO has all the support that the Board and I can provide him/her. As you people know, we have had some changes in the internal Board of Directors with Ashok and Balakrishnan leaving; Ashok joined a smaller company as the CEO, and Balakrishnan to pursue his interest in other areas. Over the next 12 months you will see some more exits because Mr. Shibulal is retiring in March 2015, Mr. Srinath Batni is retiring in November 2014 and Mr. Kris Gopalakrishnan will be retiring in April 2015. Additionally, we have also had changes in the external board – Mr. Deepak Satwalekar left last November 2013; David Boyles completed his term of nine years in January 2014; Omkar should be completing the term sometime in December 2014. So therefore, you will see some changes both in the internal and external board.

One thing I can promise you people is that we will continue to be truthful to you people. We will follow the adage, ‘let the bad news take the elevator while the good news take the stairs’. We will early and proactively bring bad news to you people because we want to be remembered first as ‘Honest and Decent People’ and then perhaps as ‘Smart People.’ That philosophy of Infosys will continue, and we will always bring whatever bad news that could be there to your attention first. Let me stop here, and I will now request Mr. Shibulal to speak.

S. D. Shibulal

Good afternoon, everyone. Once again, let me welcome all of you to Infosys. After the board meeting over the last 6-7 weeks I have traveled extensively, I have had a chance to interact with many-many clients; in fact, about 34-35 clients, as well as chance to interact with the client facing teams. So I started my journey in Davos, and I have been there many years, the last two years other than this year, Davos was very “gloom and doom” whereas this year in Davos I felt that there was a sense of confidence. Actually, by the time I finished my travel, in my mind that sense have come down. Regarding my client meetings, our relationships with our clients are very strong; we are extremely strategic to us and to our clients, and our delivery continues to be excellent for our clients.

Let me start with “Industry Update”: In Financial Services, clients continue to look at reducing cost through optimization and offshoring in their operations. The savings they get from these reductions are being channeled into regulatory compliance and risk-related initiatives. These areas are strength for us. Our Manufacturing consist of various subsegments – Auto, Aerospace, Hi-Tech and Industrial; for us Hi-Tech is the largest. Auto sector is doing well driven by record auto sales; Aerospace and Industrial are stable; Hi-Tech continues to face headwinds due to various reasons: one of them being reduced PC sales, another one being reduction in overall CAPEX spend including areas like Networking. As I said, Hi-Tech is the largest subsegment for us within Manufacturing, and weakness in this segment impacts us.

Now, let me give you some color on Retail: There have been sluggishness in Retail and CPG over the last 2 months – various reasons: Aggressive promotions and discounts during the holiday season has created pressure on retailers bottom-line. This is likely to cap their overall spending in CY14. Slowness in emerging markets has caused retailers to reduce their overall growth expectations. Some of our Retail clients had specific business issues leading to reprioritization of budgets. Recently, US Retail sector has been negatively impacted by the harsh winders which may create further spending pressures in calendar ’14. At a ground level, some of our clients have seen slowdown in their business. This is across various industry verticals leading to unanticipated project ramp downs and cancellations of our projects with them in Q4. We have also seen some challenges with skill mismatches between skills that clients need and what we have and that has led to slowdown in ramp ups. Now, these factors are leading to decline in business momentum for us during the quarter.

At the beginning of the quarter we provided the revenue guidance of 11.5% - 12%. The above factors may result in our revenues to be near the lower end of our FY14 guidance.

Now, coming to FY15 – it is early to provide estimates. We are in close discussion with our clients. We expect to complete the planning exercise over the next one month and to complete it by the time we are into Q4 results. However, we believe that many of the factors that have led to the recent slowdown will continue to impact our client’s spending at least in the initial part of FY15. Also, if the growth rate in Q4 is lower than expected it will set the base for FY15 and may impact our FY15 growth rate.

As Mr. Murthy mentioned we remain focused on executing our strategy as well as the new initiatives. We are working very hard to meet our aspirations. We continue to accelerate our focus on various areas:

1.	Improving software delivery effectiveness.
2.	Winning business in traditional services.
3.	Increasing win rate in large outsourcing opportunities.
4.	Cost rationalization.
5.	Becoming more price competitive.
6.	Increase in sales bandwidth thereby deepening our relationship with existing clients as well as increase in the number of clients, i.e., improving the breadth of our clients.
7.	Lastly, making the organization truly meritocratic.

While we saw some initial results of our efforts in the last few quarters, we expect near-term performance to be choppy. We expect that it will take three years to attain our aspiration as Mr. Murthy said, and we are only nine months into this journey.

With that let me thank you once again for this opportunity to interact with you. I will now open the floor for questions. Thank you.

Sunil Singhania

My name is Sunil Singhania. I am from Reliance Mutual Fund. Mr. Shibulal, you mentioned that this time in Davos there was lot more optimism but the statements after that was exactly to the contrary. Can you just clarify on that?

S. D. Shibulal

Yes, that is what I said. Actually in Davos there was this slight sense of confidence which I saw but by the time I completed my tour in six weeks afterwards and met the 34+ clients, that was not reflected so.

Deven Sangoi

Deven Sangoi from Birla Sun Life Insurance. You mentioned sales-effectiveness is one of the focus area for you and there has been marked improvement but yet your funnel and win rates have not been improved. Can you just highlight what are the steps you have taken to make sure that even the funnel and the strike rates go up?

N. R. Narayana Murthy

That’s a good question. First of all we have reintroduced the role of account managers in our existing accounts so that we can mine deeper in existing accounts. Second, while we have won a lot of new clients, we believe that we need to beat the pavement much more in identifying many large outsourcing projects. Therefore, we are in the process of hiring anywhere between 250 to 350 graduates from business schools as well as undergraduate schools in the US, in Europe, in Australia and from some business schools in India. We have in fact offered and even 18 people have accepted the offers from business schools in India. Third, we have created a group to start recruiting and training our sales people from local markets and this group will be in-charge of training them in the markets. Fourth, we are in the process of building several systems that measure the performance of individual sales people at the appropriate granularity. We have also extended our talent management system to go down to the lowest level of match, between skills, demand and skill supply. We hired a well-known group to evaluate our proposal quality and while it was already pretty good, according to them, we said we will take further steps to improve the quality of our proposals. We have also reorganized the sales organizational structure. We have created several new small units that can bring better growth in areas where we found that there is headroom for growth. We have also revamped our key performance indicators so that the high performers will get better and better rewards. And at the same time the slow performers can get better attention and better help from their seniors, and can perform better in team and therefore learn to do their job better. So these are several of the initiatives that we have taken up but as I pointed out most of it is work-in-progress and we believe that these initiatives will start providing us results likely by Q1, but certainly in Q2 of FY15 – FY16.

Amol Gupte

I am Amol Gupte from Capital Group. Mr. Murthy my question is not specific to Infosys but about the whole industry. Do you think the Indian IT services companies can continue to maintain product company type margins over the next four-five years, this is excluding the impact of the rupee.

N. R. Narayana Murthy

I will tell you it is very, very difficult for me to comment on other companies but being in some way a new person, like I used to be the executive chairman till 2006 and I came back in 2013, Mr. Shibulal will be the right person to add his perspective after me. I believe that if we can create, like Infosys used to do earlier, a differentiation in our business value to the clients we would be in a position to defend our margins. Second, somehow there has been a tendency at Infosys, and I am told in the entire industry I maybe wrong, of not following a typical pyramid in terms of organizational structure. I think as we start breaking the pyramid into a diamond structure, you have more and more and more people at higher levels. Given that the average per capita revenue productivity of an Infoscion, I am not taking all the industry tricks of saying build people and this that, I am being very open, then you are looking at a per capital revenue productivity of approximately about $55,000. This is the combined composite per capita revenue productivity including onsite and offshore, including BPO of course, which in some sense brings it down. Now, if you look at the hierarchy of the offshore people, the industry has been giving higher and higher salaries at each level, of course at the entry level there is somewhere around 3.2 lakhs – 3.3 lakhs per year but at higher level it is increasing. Just imagine a day when we have to pay the same $55,000 per year for somebody with 7 or 8 years of experience and if that number goes up, then the margin will be eroded very severely because your cost in India will become your composite revenue productivity. So the point I am making is, there are a few ways of defending this margin, One, resort into more and more products, platforms, and solutions. Infosys has been a pioneer in that but at moment, it is still in its infancy. Second, we have to continue to provide differentiated business value proposition vis-à-vis competitors. As you people know, till a few years ago, we used to command a premium of 20% to 25% at a given client vis-à-vis our Indian colleagues. That happened only because of our differentiated value proposition. We are all working hard to bring new ideas of differentiation. These are the only things that you can do. Then there is of course a transformational project, consulting lead projects but generally the problem with these is that they are small ones, they are not huge projects. Second, while the absolute per capita margins in dollars maybe higher than the downstream work, as a percentage it is lower. You look at well-known consulting firms, almost everyone of them has much lower margins than the Indian software industry and therefore the smartness there is, you need to have a higher downstream to upstream ratio. In other words for every consultant you need to leverage the skills of probably 5 or 10 downstream software development people and then there is the BPO thing. The per capita revenue productivity of the BPO industry as people know very well is much lower and the reality is that in a company, at least in Infosys, we cannot say that your per capita revenue productivity is lower, therefore we will give you a smaller office, we would not give you food court access or we would not give you gymnasium access. We cannot do that. We cannot treat anybody as a second class citizen; that is not the culture that we come with. Therefore most of the costs of BPO people other than their salaries will remain the same as software people. So these are the realities of our industry.

S. D. Shibulal

So Mr. Murthy covered most of it. I just want to say that margin is also a reflection of aspirations. What you aspire for is what you work towards, what you differentiate towards and so we have always said that we have higher aspirations for our margins, but there are realities on the ground which we need to accept. Mr. Murthy already talked about differentiation. Primarily differentiation is all about solution, the solution which you put in front of the client and it is very client specific, especially in large opportunities. Optimization of cost which Mr. Murthy talked about before, is a very important part of this. Of course margin is a reflection of revenue and expenses. So cost optimization, pyramid optimization, increasing productivity to reduce the efforts required, all of those reflect in margins. The last one is innovation that is about the products and platforms, creating nonlinearity in the revenue and effort, how to improve software engineering itself, those kind of innovation will eventually result in nonlinearity between effort and revenue and then in margins. One last point I want to make is, margin is also a reflection of the portfolio. So there is a service portfolio which reflects in the margin, consulting as a different profile, downstream as a different profile, large outsourcing as a different profile. Client and industry portfolio reflects margins, because different industries are in different way sensitive. So as an organization, we have to always manage the portfolio from a service mix, from a geographical mix, from a client mix and that also is required to achieve margin aspirations.

Vinay Kulkarni

Vinay Kulkarni from HDFC Mutual Fund. Sir in your view, how would a potential rupee appreciation impact your overall plans for investing in improving sales delivery and the technology part and given the fact that your margins have declined in scenario when the rupee was actually depreciating.

Rajiv Bansal

I think if you look at the way industry’s margins have moved over the years, when the rupee was between 40-41 and then moved up 68 and now it is somewhere around 60, the margins have kind of remained at the same narrow band plus-minus 2%-3%. We have not seen industry margins go up or go down dramatically. There would be an impact on the short run because for you to correct the margins because of the rupee appreciation and depreciation will certainly take time. What typically happens is when you do your pricing on the deals, you look at your costs and look at the expected rupee and that gets automatically factored in the deal pricing and over a period of time, your margins will stabilize based on what you aspire for and what you expect the margins to be. So if you see, our margins also have remained in the narrow band between 29% to 31%-32% for long time, it is low now. This is because of many factors, not because of the rupee alone, but the fact is that our margins have remained in the narrow band irrespective of the rupee moving from 40-68. So I would expect that in the medium-to long-term, the margins would stabilize for us between 24%-26% that we have spoken about, irrespective of whether the rupee goes up. In the short run, the impact of rupee volatility would show up in the margins, but our planning model will ensure the margins remain in the narrow band as we go along. Any rupee volatility during quarter would impact our margins, that is true, but I think over a period of time, the planning models or financial models takes care of the margin in a medium to long-term.

Bhuvnesh

I am Bhuvnesh from Barclays. Sir I got two questions or the same question in 2 parts. First Mr. Murthy when you have come back to the firm, what will you define as that you have achieved success in your return. Would it be at least as much as industry growth rate and better than or top margins than the industry, in say 3-year span when your sales and delivery effectiveness plans come in. Second question to Mr. Shibulal, sir if I read you right when we talked about quarter, it is that this quarter is more like weaker end of what we have thought early on and this weakness could continue next year. So just trying to confirm that I read you right on that?

S. D. Shibulal

So I think what you said is right. I just want to reiterate what I said. The guidance we provided was 11.5%-12%. Many of the factors which I outlined, may result in our revenues to be near the lower end of our FY14 guidance which is 11.5%. Next year many of the factors which has led to this slowdown, will continue to impact the client spending at least in the first half of next year. Also our growth is on a base right. So I am not repeating all the other sentences. So I have said that it is for our customers because I am reflecting on my client conversations, our customers and specific things. So if our growth rate for Q4 is lower than expected, it will set the base for FY15. The Q4 will set the base for FY15 and may impact our FY15 growth rates, that is what I said. So in that sense what you understand is right.

N. R. Narayana Murthy

Well, as far as your first question is concerned, I thought about this issue a lot before I agreed to come back and then I said I have to define what I meant by desirable Infosys. For me, step one is to get to the median growth rate in the industry. That is the first step and as I pointed out I believe it will take about 3 years because the period is all about putting in systems, putting in new tools, hiring lots of people at the bottom of the pyramid, training them, bringing in some automation, all of that. Therefore the first step for me would be to get to the median growth rate of the Indian software industry. The second step which may take a couple of years after that, if God is kind to us and helps us to be smart, to work hard, all of that, to get back to the industry leading growth rates that we used to enjoy till probably 2007 or 2008 somewhere around that, I do not remember. So step one get to the median growth rate of the industry. Step two, get to the industry leading growth rate. Insofar as margins are concerned, it is not that easy for me to give such a precise prescription for a very simple reason. While our cost optimization and to some extent automation and individual productivity enhancement exercises may take us to what 26%, who knows 27%. Because the industry is becoming so competitive, people are selling at prices like there is no tomorrow and because we are part of that scenario, we have to strike a balance between our growth rate aspirations and our margin aspirations. Even in the case of automation, in the case of individual productivity, etc., the reality of the matter is that this industry in India derives about 60-65%, in some cases perhaps 70%, in Infosys case, it is 60% on time and material basis. When you are operating on time and material basis, you have to be fair and honest with your customers. Therefore even if you improve your individual productivity, even if you use some automation, unless we are able to bid them as fixed price project, the benefit of all the smartness that we bring in will have to accrue to our customers. In fact that is the biggest battle Mr. Shibulal has fought over the last 15-20 years and he brought so much of improvement in productivity, but we said as a company that is fair to its customers, that is always open with customers, those benefits will go to our customers. So therefore that is the reality.

Rajiv Bansal

I think in medium to long-term, I would say between 25-26% is the margin that is sustainable.

Kunal Sangoi

This is Kunal Sangoi from Birla Sun Life Mutual Fund. Sir as you highlighted over the next 12 to 13 months, some of the key senior founding team members are retiring, at the same time there could be potential exit as you highlighted. How do you plan to over the next 12 months take the process of succession planning. Would your approach be any different from what you have adopted in the past.

N. R. Narayana Murthy

First of all, there is absolutely no difference in the approach. This was the first company that created a very sound succession plan. For every position, we identified three successors who would be in a position to take over in a planned manner. For every position, we identified at least one person who take over, if that person went under a bus. This has been in existence since 2000 when we started planning for the Infosys Leadership Institute. So therefore, there is going to be no change in that and I have already outlined the succession planning exercise for Mr. Shibulal. I said we will ensure that there is a person, he or she, who will step into Mr. Shibulal shoes before he retires from the company. That is what I would say.

Moderator

Thanks for coming to Infosys and spending time with us. We look forward to talking to you again. Thank you.